Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), October 15, 2024, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received three transparency notifications as detailed below.

Jürgen Hambrecht

On October 15, 2024, Nyxoah received a transparency notification from Jürgen Hambrecht and Jürgen Hambrecht’s controlled undertaking JH Capital GmbH following an acquisition or disposal of voting securities or voting rights. Based on the notification, Jürgen Hambrecht (together with JH Capital GmbH) holds 1,344,000 voting rights, representing 3.91% of the total number of voting rights on September 5, 2024 (34,373,015).

The notification dated October 14, 2024 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:

-	Jürgen Hambrecht
-	JH Capital GmbH, Römerweg 36, 67434 Neustadt, Germany

•	Date on which the threshold was crossed: September 5, 2024
•	Threshold that is crossed: 3%
•	Denominator: 34,373,015
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Jürgen Hambrecht	1,047,029	72,589	0	0.21%	0.00%
JH Capital GmbH	0	1,271,411	0	3.70%	0.00%
Subtotal	1,047,029	1,344,000		3.91%
	TOTAL	1,344,000	0	3.91%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: JH Capital GmbH is controlled by Jürgen Hambrecht.

BlackRock, Inc.

On October 10, 2024, Nyxoah received a transparency notification from BlackRock, Inc. and related persons following an acquisition or disposal of voting securities or voting rights. Based on the notification, BlackRock, Inc. (together with its controlled undertakings) holds 1,116,421 voting rights, consisting of 1,065,121 shares and 51,300 equivalent financial instruments, representing 3.25% of the total number of voting rights on October 8, 2024 (34,389,015).

The notification dated October 9, 2024 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:

-	BlackRock, Inc. (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Advisors, LLC (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Fund Advisors (with address at 400 Howard Street, San Francisco, CA, 94105, U.S.A.)
-	BlackRock Investment Management (UK) Limited (with address at 12 Throgmorton Avenue, London, EC2N 2DL, U.K.)
-	BlackRock Investment Management, LLC (with address at 1 University Square Drive, Princeton, NJ, 8540, U.S.A.)

•	Date on which the threshold was crossed: October 8, 2024
•	Threshold that is crossed: 3%
•	Denominator: 34,389,015
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
BlackRock, Inc.	0	0		0.00%
BlackRock Advisors, LLC	1,006,161	1,038,361		3.02%
BlackRock Fund Advisors	46	446		0.00%
BlackRock Investment Management (UK) Limited	1,080	1,080		0.00%
BlackRock Investment Management, LLC	25,234	25,234		0.07%
Subtotal	1,032,521	1,065,121		3.10%
	TOTAL	1,065,121	0	3.10%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
BlackRock Advisors, LLC	Securities Lent			50,800	0.15%	physical
BlackRock Fund Advisors	Securities Lent			500	0.00%	physical
	TOTAL			51,300	0.15%

TOTAL (A & B)	# of voting rights	% of voting rights
	1,116,421	3.25%

•	Full chain of controlled undertakings through which the holding is effectively held:

BlackRock, Inc.

BlackRock Finance, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Cayman 1 LP

BlackRock Cayman West Bay Finco Limited

BlackRock Cayman West Bay IV Limited

BlackRock Group Limited

BlackRock Finance Europe Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

•	Additional information: The disclosure obligation arose due to voting rights attached to shares for BlackRock Advisors, LLC going above 3%.

BlackRock, Inc.

On October 14, 2024, Nyxoah received a transparency notification from BlackRock, Inc. and related persons following a passive downward crossing of the lowest threshold. Based on the notification, BlackRock, Inc. (together with its controlled undertakings) holds 1,116,421 voting rights, consisting of 1,065,121 shares and 51,300 equivalent financial instruments, representing 2.99% of the total number of voting rights on October 9, 2024 (37,389,015).

The notification dated October 11, 2024 contains the following information:

•	Reason for the notification:

-	Passive crossing of a threshold
-	Downward crossing of the lowest threshold

•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:

-	BlackRock, Inc. (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Advisors, LLC (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Fund Advisors (with address at 400 Howard Street, San Francisco, CA, 94105, U.S.A.)
-	BlackRock Investment Management (UK) Limited (with address at 12 Throgmorton Avenue, London, EC2N 2DL, U.K.)
-	BlackRock Investment Management, LLC (with address at 1 University Square Drive, Princeton, NJ, 8540, U.S.A.)

•	Date on which the threshold was crossed: October 9, 2024
•	Threshold that is crossed: 3%
•	Denominator: 37,389,015

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
BlackRock, Inc.	0	0		0.00%
BlackRock Advisors, LLC	1,038,361	1,038,361		2.78%
BlackRock Fund Advisors	446	446		0.00%
BlackRock Investment Management (UK) Limited	1,080	1,080		0.00%
BlackRock Investment Management, LLC	25,234	25,234		0.07%
Subtotal	1,065,121	1,065,121		2.85%
	TOTAL	1,065,121		2.85%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
BlackRock Advisors, LLC	Securities Lent			50,800	0.14%	physical
BlackRock Fund Advisors	Securities Lent			500	0.00%	physical
	TOTAL			51,300	0.14%

TOTAL (A & B)	# of voting rights	% of voting rights
	1,116,421	2.99%

•	Full chain of controlled undertakings through which the holding is effectively held:

BlackRock, Inc.

BlackRock Finance, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Cayman 1 LP

BlackRock Cayman West Bay Finco Limited

BlackRock Cayman West Bay IV Limited

BlackRock Group Limited

BlackRock Finance Europe Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

•	Additional information: The disclosure obligation arose due to total holdings in voting rights for BlackRock, Inc. going below 3%. Additionally, voting rights attached to shares for BlackRock, Inc. went below 3%. Additionally total holdings in voting rights for BlackRock Advisors, LLC going below 3%. Additionally, voting rights attached to shares for BlackRock Advisors, LLC. went below 3%..

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Contact:

Nyxoah

Loic Moreau, CFO

IR@nyxoah.com